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                         [Letterhead of Flag Investors]









                                             October 2, 1995


VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

             Re: Flag Investors International Fund, Inc. - CIK No. 0000800074 Request for Withdrawal of Amendment to Registration Statement on Form N-1A;
                  File Nos. 33-08479 and 811-4827
                  -------------------------------------------------------------


Ladies and Gentlemen:

                  On behalf of Flag Investors International Fund, Inc. (the "Fund"), I am requesting that Post-Effective Amendment No. 15 to the Fund's Registration Statement on Form N-1A, submitted to the SEC via EDGAR as a 485APOS filing on August 25, 1995 (Accession No. 0000950116-95-000396), be withdrawn. This Post-Effective Amendment, originally filed for the purpose of adding a new Institutional class of shares, is now being withdrawn because Fund management has decided not to introduce such class at this time.

                  This Post-Effective Amendment is being withdrawn pursuant to Rule 477(a) under the Securities Act of 1933.

                                             Sincerely,




                                             /s/ Brian C. Nelson
                                             ----------------------------
                                             Brian C. Nelson
                                             Vice President and Secretary


cc:      Ms. Patricia Williams
         Mr. Edward J. Veilleux
         Carl Frischling, Esquire
         Richard W. Grant, Esquire
         Christopher J. Dlutowski, Esquire